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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                    Under the Securities Exchange Act of 1934


                           Swissray International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    871016200
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Sara D. Lipscomb, Esq.
                                   Audax Group
                              101 Huntington Avenue
                                Boston, MA 02199
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                                 Jeffrey Seifman
                                Kirkland & Ellis
                              200 E. Randolph Drive
                             Chicago, Illinois 60601
                                 (312) 861-2000


                                November 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (SS)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 56 Pages

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 871016200                                          Page 2 of 56 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      SWR Investments LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            715,916,369.60
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             479,486,175.60
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    715,916,369.60
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    Approximately 95.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    OO
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 871016200                                          Page 3 of 56 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Audax Private Equity Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             715,916,369.60
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   479,486,175.60
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    715,916,369.60
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    Approximately 95.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    PN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 871016200                                         Page 4 of 56 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Audax Private Equity Business, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             715,916,369.60
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   479,486,175.60
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    715,916,369.60
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    Approximately 95.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    OO
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 871016200                                          Page 5 of 56 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Audax Private Equity Business, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             715,916,369.60
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   479,486,175.60
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    715,916,369.60
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    Approximately 95.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    PN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 871016200                                          Page 6 of 56 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Audax Holdings I, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
                          0
     NUMBER OF     -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             715,916,369.60
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
      PERSON         9
       WITH               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

                     10   479,486,175.60
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      715,916,369.60
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 95.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 871016200                                         Page 7 of 56 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Audax Group, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             715,916,369.60
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   479,486,175.60
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    715,916,369.60*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    Approximately 95.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    PN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 871016200                                          Page 8 of 56 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      101 Huntington Holdings, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             715,916,369.60
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   479,486,175.60
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    715,916,369.60
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    Approximately 95.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    00
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 871016200                                          Page 9 of 56 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Marc B. Wolpow
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             715,916,369.60
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   479,486,175.60
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    715,916,369.60
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    Approximately 95.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    IN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 871016200                                         Page 10 of 56 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Geoffrey S. Rehnert
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             715,916,369.60
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   479,486,175.60
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    715,916,369.60
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    Approximately 95.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    IN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     Item 1. Security and Issuer.

     The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of the Swissray International Inc. (the "Issuer"). The name and address of the principal executive offices of the Issuer are 100 Grasslands Road, Elmsford, New York 10523.

     Item 2. Identity and Background.

     (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

     SWR Investments, LLC, a Delaware limited liability company ("SWR Investments"), by virtue of its deemed beneficial ownership of Common Stock;

     Audax Private Equity Fund, L.P., a Delaware limited partnership ("Audax Fund"), by virtue of its status as sole managing member of SWR Investments;

     Audax Private Equity Business, L.L.C., a Delaware limited liability company ("Audax Business LLC"), by virtue of its status as general partner of Audax Fund;

     Audax Private Equity Business, L.P., a Delaware limited partnership ("Audax Business LP"), by virtue of its status as sole managing member of Audax Business LLC;

     Audax Holdings I, L.L.C., a Delaware limited liability company ("Audax Holdings"), by virtue of its status as general partner of Audax Business LP;

     Audax Group, L.P., a Delaware limited partnership ("Audax Group"), by virtue of its status as sole managing member of Audax Holdings;

     101 Huntington Holdings, L.L.C., a Delaware limited liability company ("Huntington"), by virtue of its status as general partner of Audax Group;

     Marc B. Wolpow, an individual and citizen of the United States, by virtue of his status as a managing member of Huntington; and

     Geoffrey S. Rehnert, an individual and citizen of the United States, by virtue of his status as a managing member of Huntington;

all of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

     Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 139g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

     Paul M. Spinale and Steven F. Kaplan are the President and Vice President, respectively, of SWR Investments. The address of the principal business office of each of Messrs. Spinale and Kaplan is as set forth in Item 2(b). Audax Business LLC, Audax Holdings and Huntington do not currently have executive officers or directors, but rather are managed by a single managing member. Each of these

                              Page 11 of 56 Pages
managing members is a Reporting Person and therefore the identity of each such managing member and the other information required by this Item 2 is otherwise disclosed herein.

     (b) The address of the principal business office of each of the Reporting Persons is:

         101 Huntington Avenue
         Boston, MA  02199

     (c) Each of the Reporting Persons is a private equity investment fund or is involved in the management of private equity or other investment funds. SWR Investments was formed for the purpose of acquiring securities of the Issuer and is engaged primarily in the business of holding such securities. Audax Fund is engaged primarily in the business of serving as a private equity fund and also serves as the managing member of SWR Investments. Audax Business LLC is engaged primarily in the business of serving as general partner or managing member of Audax Fund and related entities. Audax Business LP is engaged primarily in the business of serving as general partner or managing member of Audax Business LLC and related entities. Audax Holdings is engaged primarily in the business of serving as general partner or managing member of Audax Business LP and related entities. Audax Group is engaged primarily in the business of serving as general partner or managing member of Audax Holdings and related entities. Huntington is engaged primarily in the business of serving as general partner or managing member of Audax Group and related entities. Messrs. Wolpow and Rehnert are Co-CEOs of Huntington.

     (d)-(e) Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     On November 20, 2002, pursuant to the terms of a Purchase Agreement, dated as of November 15, 2002, between the Issuer and SWR Investments (the "Purchase Agreement"), the Issuer issued and sold to SWR Investments 12,000 shares of newly designated Series E Preferred Convertible Participating Senior Preferred Stock, par value $0.0001 ("Series E Preferred"), of the Issuer for a purchase price of $12,000,000. In addition, SWR Investments has the option to purchase up to an additional 28,000 shares of newly-designated Series F Senior Preferred Stock, par value $0.0001 per share ("Series F Preferred"), of the Issuer for a price of $1,000 per share, at any time until December 1, 2007 (together with the purchase of the Series E Preferred, the "Transaction"). The Series E Preferred and the Series F Preferred are senior in right of payment upon liquidation to all other equity securities of the Issuer and bear a dividend, which if not paid in cash is compounded quarterly, equal to 10% per annum of the liquidation value of $1,000 per share. Upon a liquidation or upon certain extraordinary transactions that are deemed liquidations, each share of the Series E Preferred is entitled to receive a liquidation preference, pari passu with the Series F Preferred and Series I Senior Preferred Stock, par value $0.0001 ("Series I Preferred"), of the Issuer but before any payment is made in respect of any other equity security of the Issuer, equal to

                              Page 12 of 56 Pages
the sum of the liquidation value of $1,000 per share plus accumulated or accrued and unpaid dividends and an additional preferential payment equal to 1 1/2 times the liquidation value plus accumulated or accrued and unpaid dividends if the payment is made prior to the first anniversary of the issuance of such share, two times the liquidation value plus accumulated or accrued and unpaid dividends if the payment is made after the first and prior to the second anniversary of issuance, and 2 1/2 times the liquidation value plus accumulated or accrued and unpaid dividends if the payment is made on or after the second anniversary of the initial issuance (in each case subject to the pari passu claim of the Series D Preferred, the Series F Preferred and the Series G Preferred Stock, par value $0.0001 ("Series G Preferred"), of the Issuer). Each share of the Series E Preferred is convertible at the option of the holder into a unit consisting of a share of Series F Preferred and a number of shares of Common Stock such that the aggregate of all shares of Common Stock into which all the Series E Preferred is issuable equals 63.9% of the fully diluted Common Stock as of the initial issuance of the Series E Preferred.

     The Series F Preferred has the same terms as the Series E Preferred as to seniority, the liquidation preferences and the dividend. The holders of such Series have no voting rights (except as required by law) and no conversion right and, accordingly, do not have the common equity component of the Series E Preferred.

     All of the shares of the Common Stock deemed to be beneficially owned by the Reporting Persons were paid for using funds from the members of SWR Investments.

     In connection with the Transaction, pursuant to the Exchange Agreement, dated as of November 20, 2002 (the "Exchange Agreement"), between the Issuer, SWR Investments, Hillcrest Avenue LLC ("Hillcrest") and Kew Court LLC ("Kew Court" and together with Hillcrest, the "Minority Stockholders"), the Minority Stockholders surrendered their shares of the Common Stock, all of their shares of the Series C Preferred, promissory notes of the Issuer with an aggregate principal amount of $750,000 and a claim for reimbursement of expenses in the amount of approximately $175,000. In exchange, such holders received 7,000 shares of newly designated Series D Preferred Stock, par value $0.0001 ("Series D Preferred"), of the Issuer and 23,643.0194 shares of newly designated Series H Convertible Preferred Stock, par value $0.0001 ("Series H Preferred"), of the Issuer. The Series D Preferred is pari passu with the Series G Preferred and junior in right of payment to the Series E Preferred, the Series F Preferred, and Series I Preferred, and senior to the Series H Preferred and Common Stock, and bears a dividend, which if not paid in cash is compounded quarterly, equal to 10% per annum of the liquidation value of $1,000 per share, for an aggregate liquidation preference of $7,000,000 plus accumulated or accrued and unpaid dividends. The Series D Preferred is redeemable at any time at the option of the Issuer for a redemption price equal to the liquidation value of $1,000 per share plus accumulated or accrued and unpaid dividends.

     The Series H Preferred ranks on a parity with the Common Stock and is entitled to no dividend except its pro rata share of any dividend paid on the Common Stock. Each share of the Series H Preferred is convertible at any time by the holders or the Issuer into a number of shares of the Common Stock such that the conversion of all the shares of Series H Preferred would result in the holders thereof holding up to approximately 88% of the shares of Common Stock not held by SWR Investments and affiliates, provided that the Issuer has at the time sufficient authorized but unissued shares of the Common Stock to carry out such conversion.

     The Exchange Agreement also provides for certain transfer restrictions, drag-along rights, stockholder participation rights and that each Minority Stockholder will vote all of its voting securities to elect all members of the board of directors of the Issuer as designated by SWR Investments and amend the charter of the Issuer to authorize additional classes of common stock and additional shares of common stock such that there is sufficient common stock authorized and reserved for issuance upon the conversion of the Series E Preferred and Series H Preferred.

                              Page 13 of 56 Pages

     In connection with the Transaction, the Issuer and SWR Investments also entered into a Registration Agreement, dated as of November 20, 2002 (the "Registration Agreement"). The Registration Agreement provides, among other things, that the holder of securities purchased by SWR Investments may at any time and from time to time request that the offer of securities held be registered under the Securities Act of 1933, as amended (the "Securities Act"), on a Registration Statement on Form S-1 or the equivalent at the Issuer's expense. In addition, the holders of securities purchased by SWR Investments may request an unlimited number of registrations under the Securities Act on a Registration Statement on Form S-2, S-3 or the equivalent at the Issuer's expense. Under the Registration Agreement, if the Issuer proposes to register any of its securities under the Securities Act, it must, subject to certain limitations, include securities purchased by SWR Investments requested to be included in such registration. Such "piggyback" registration rights will not be available if the piggyback registration is in connection with an underwritten registration and the managing underwriter concludes that including shares of Common Stock owned by the holder of such piggyback rights would have an adverse impact on the marketing of the securities to be sold in the underwritten offering.

     In connection with the Transaction, the Issuer, SWR Investments and certain founding stockholders of the Issuer, Josef Laupper, Michael Laupper, Ruedi Laupper, Thomas Laupper and Ueli Laupper (collectively, the "Founders") entered into that certain Founder Agreement, dated as November 20, 2002 (the "Founder Agreement"). The Founder Agreement provides for certain transfer restrictions, drag-along rights, stockholder participation rights applicable to the Founders and that each Founder will vote all of its voting securities to amend the charter of the Issuer to authorize additional classes of common stock and additional shares of common stock such that there is sufficient common stock authorized and reserved for issuance upon the conversion of the Series E Preferred and Series H Preferred.

     In connection with the Transaction, Sara Lipscomb, M. Todd Collins, Terry Ross and Paul M. Spinale were elected to serve as directors of the Issuer. Ms. Lipscomb and Messrs. Collins and Spinale are affiliated with the Audax Group.

     Item 4. Purpose of Transaction.

     The purpose of the transaction was to acquire economic and voting control of the Issuer. As a result of the transaction, the Reporting Persons acquired Series E Preferred, which upon conversion, would provide SWR Investments approximately 93.7% of the Issuer's outstanding Common Stock.

     Depending on various factors including, without limitation, the Issuer's business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing up to all of the outstanding Common Stock in the open market or otherwise, (ii) making an offer to purchase up all of the Issuer's outstanding shares of Common Stock, through a negotiated transaction or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or (iv) presenting proposals for consideration at annual or special meetings of the Issuer's stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

     Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

                               Page 14 of 56 Pages

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

     The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

     Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 715,916,369.60 shares of Common Stock to be received upon the conversion of the Series E Preferred and Series H Preferred. The 715,916,369.60 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons includes 236,430,194 shares of Common Stock to be received upon the conversion of the Series H Preferred held by the Minority Stockholders, which, in accordance with the terms of the Exchange Agreement, must be voted in certain circumstances as directed by SWR Investments.

     (b) SWR Investments has the sole power to vote or direct the vote of 715,916,369.60 shares of Common Stock and the sole power to dispose or direct the disposition of 479,486,175.60 shares of Common Stock, in each case assuming the conversion of the Series E Preferred and Series H Preferred. Each Reporting Person other than SWR Investments may be deemed to have shared power to vote or direct the vote of 715,916,369.60 shares of Common stock and shared power to dispose or direct the disposition of 479,486,175.60 shares of Common Stock.

                              Page 15 of 56 Pages

          The Reporting Persons and the Minority Stockholders may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act as a result of the voting and transfer provisions contained in the Exchange Agreement. The Reporting Persons expressly disclaim that they have agreed to act as a group with the Minority Stockholders. The table below lists the names of each of the Minority Stockholders and the Number of shares beneficially owned by each Minority Stockholder in which the Reporting Persons may be deemed to have beneficial ownership because of the Exchange Agreement.

          Name of Minority Stockholder       Number of Shares Beneficially Owned

          Hillcrest Avenue LLC                                209,098,864

          Kew Court LLC                                        27,331,330


     (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

     (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

     (e)  Inapplicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be filed as Exhibits.

     Exhibit A  Schedule 13D Joint Filing Agreement, dated December 2, 2002, by and among SWR Investments LLC, Audax Private Equity Fund, L.P., Audax Private Equity Business, L.L.C., Audax Private Equity Business, L.P., Audax Holdings I, L.L.C., Audax Group, L.P., 101 Huntington Holdings, L.L.C., Marc B. Wolpow and Geoffrey S. Rehnert.

     Exhibit B  Purchase Agreement (incorporated by reference from the Issuer's
                Current Report on Form 8-K filed on November 21, 2002).

     Exhibit C  Exchange Agreement (incorporated by reference from the Issuer's
                Current Report on Form 8-K filed on November 21, 2002).

                               Page 16 of 56 Pages

          Exhibit D  Certificate of Designations for the Series D Preferred,
                     Series E Preferred, Series F Preferred, Series G Preferred, Series H Preferred and Series I Preferred (incorporated by reference from the Issuer's Current Report on Form 8-K filed on November 21, 2002).

          Exhibit E  Registration Agreement.

          Exhibit F  Founder Agreement.



                              Page 17 of 56 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 2, 2002

                                      SWR INVESTMENTS LLC
                                      /s/ Paul M. Spinale
                                      -----------------------------
                                      By:  Paul M. Spinale
                                      Its: President

                                      AUDAX PRIVATE EQUITY FUND, L.P.

                                      By:  Audax Private Equity Business, L.L.C.
                                      Its: General Partner

                                           /s/ Paul M. Spinale
                                           -----------------------------
                                           By:  Paul M. Spinale
                                           Its: Authorized Signatory

                                      AUDAX PRIVATE EQUITY BUSINESS, L.L.C.

                                      /s/ Paul M. Spinale
                                      -----------------------------
                                      By:  Paul M. Spinale
                                      Its: Authorized Signatory

                                      AUDAX PRIVATE EQUITY BUSINESS, L.P.

                                      By:  Audax Holdings I, L.L.C.
                                      Its: General Partner

                                      By:  Audax Group, L.P.
                                      Its: Managing Member

                                      By:  101 Huntington Holdings, L.L.C.
                                      Its: General Partner

                                           /s/ Paul M. Spinale
                                           ----------------------------
                                           By:  Paul M. Spinale
                                           Its: Authorized Signatory

                              Page 18 of 56 Pages

                                     AUDAX HOLDINGS I, L.L.C.

                                     By:      Audax Group, L.P.
                                     Its:     Managing Member

                                     By:      101 Huntington Holdings, L.L.C.
                                     Its:     General Partner

                                              /s/ Paul M. Spinale
                                              ----------------------------
                                              By:      Paul M. Spinale
                                              Its:     Authorized Signatory

                                     AUDAX GROUP, L.P.

                                     By:      101 Huntington Holdings, L.L.C.
                                     Its:     General Partner

                                              /s/ Paul M. Spinale
                                              ----------------------------
                                              By:      Paul M. Spinale
                                              Its:     Authorized Signatory

                                     101 HUNTINGTON HOLDINGS, L.L.C.

                                              /s/ Paul M. Spinale
                                              ----------------------------
                                              By:      Paul M. Spinale
                                              Its:     Authorized Signatory

                                              MARC B. WOLPOW

                                              /s/ Marc B. Wolpow
                                              ----------------------------

                                              GEOFFREY S. REHNERT

                                              /s/ Geoffrey S. Rehnert
                                              ----------------------------

                              Page 19 of 56 Pages

                                    EXHIBIT A
                                    ---------

                       SCHEDULE 13D JOINT FILING AGREEMENT


     The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

     The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                     ******


                              Page 20 of 56 Pages

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth opposite their name.

Date:    December 2, 2002

                                      SWR INVESTMENTS LLC

                                      AUDAX PRIVATE EQUITY FUND, L.P.

                                      By:  Audax Private Equity Business, L.L.C.
                                      Its: General Partner

                                      /s/ Paul M. Spinale
                                      --------------------
                                      By:  Paul M. Spinale
                                      Its: Authorized Signatory

                                      AUDAX PRIVATE EQUITY BUSINESS, L.L.C.

                                      /s/ Paul M. Spinale
                                      --------------------
                                      By:  Paul M. Spinale
                                      Its: Authorized Signatory


                                      AUDAX PRIVATE EQUITY BUSINESS, L.P.

                                      By:      Audax Holdings I, L.L.C.
                                      Its:     General Partner

                                      By:      Audax Group, L.P.
                                      Its:     Managing Member

                                      By:      101 Huntington Holdings, L.L.C.
                                      Its:     General Partner

                                      /s/ Paul M. Spinale
                                      --------------------------
                                      By:      Paul M. Spinale
                                      Its:     Authorized Signatory

                                      AUDAX HOLDINGS I, L.L.C.

                                      By:      Audax Group, L.P.
                                      Its:     Managing Member

                                      By:      101 Huntington Holdings, L.L.C.
                                      Its:     General Partner

                                      /s/ Paul M. Spinale
                                      --------------------------
                                      By:      Paul M. Spinale
                                      Its:     Authorized Signatory




                              Page 21 of 56 Pages

                                      AUDAX GROUP, L.P.

                                      By:   101 Huntington Holdings, L.L.C.
                                      Its:  General Partner

                                            /s/ Paul M. Spinale
                                            ------------------------------------
                                            By:    Paul M. Spinale
                                            Its:   Authorized Signatory


                                      101 HUNTINGTON HOLDINGS, L.L.C.

                                            /s/ Paul M. Spinale
                                            ------------------------------------
                                            By:    Paul M. Spinale
                                            Its:   Authorized Signatory


                                      MARC B. WOLPOW

                                      /s/ Marc B. Wolpow
                                      ------------------------------------------

                                      GEOFFREY S. REHNERT

                                      /s/ Geoffrey S. Rehnert
                                      ------------------------------------------



                              Page 22 of 56 Pages

                                   EXHIBIT E

                          SWISSRAY INTERNATIONAL, INC.

                             REGISTRATION AGREEMENT
                             ----------------------

     THIS REGISTRATION AGREEMENT (this "Agreement") is made as of November 20, 2002, by and among Swissray International, Inc., a Delaware corporation (the "Company"), the Persons listed from time to time on the Investor Registrable Securities Schedules attached hereto, (collectively, the "Investor"), and each of the other holders of Registrable Securities who may from time to time become a party hereto by executing a counterpart to this Agreement.

     WHEREAS, the Investor and the Company are party to a Securities Purchase Agreement dated as of November 15, 2002 (the "Purchase Agreement"), pursuant to which the Investor acquired shares of the Company's Series E Convertible Preferred Stock, par value $0.0001 per share;

     WHEREAS, in order to induce the Investor to enter into the Securities Purchase Agreement, the Company has agreed to enter into this Agreement to provide the registration rights set forth herein; and

     WHEREAS, the execution and delivery of this Agreement is a condition to the Closing under the Securities Purchase Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement intending to be legally bound hereby agree as follows:

     Unless otherwise provided in this Agreement, capitalized terms used herein shall have the meanings set forth in Section 8 hereof.

     Section 1.  Demand Registrations.

     (a) Requests for Registration. At any time and from time to time, the holder or holders of a majority of Investor Registrable Securities may request Long-Form Registration of all or any portion of the Investor Registrable Securities held by them. At any time and from time to time, the holder or holders of a majority of Investor Registrable Securities may request Short-Form Registration under the Securities Act of all or any portion of the Investor Registrable Securities if available. All registrations requested pursuant to this Section 1(a) are referred to herein as "Demand Registrations." Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered, the anticipated per share price range for such offering (which range may be revised from time to time by holders of a majority of the Investor Registrable Securities requesting to be included in such registration by written notice to the Company to that effect) and the intended method of distribution of the Registrable Securities to be sold. Within ten days after receipt of any such request, the Company shall give written notice of such requested registration to all other holders of Registrable


                              Page 23 of 56 Pages

Securities and, subject to the terms of Section 1(d) hereof, shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice.

     (b) Long-Form Registrations. The holders of Investor Registrable Securities shall be entitled to request an unlimited number of Long Form Registrations in which the Company shall pay all Registration Expenses ("Company-paid Long-Form Registrations"). All Long-Form Registrations shall be underwritten registrations unless otherwise requested by the holders of a majority of the Registrable Securities requesting such Long-Form Registration.

     (c) Short-Form Registrations. In addition to the Long-Form Registrations provided pursuant to Section 1(b), the holders of Investor Registrable Securities shall be entitled to request an unlimited number of Short-Form Registrations in which the Company shall pay all Registration Expenses. Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form. The Company shall use its best efforts to make Short-Form Registrations available for the sale of Registrable Securities. If the Company, pursuant to the request of the holder(s) of a majority of the Investor Registrable Securities, is qualified to and has filed with the Securities and Exchange Commission a registration statement under the Securities Act on Form S-3 pursuant to Rule 415 under the Securities Act (the "Required Registration"), the Company shall use its best efforts to cause the Required Registration to be declared effective under the Securities Act as soon as practical after filing, and once effective, the Company shall cause such Required Registration to remain effective for a period ending on the date on which all Investor Registrable Securities have been sold pursuant to the Required Registration (the "Effective Period").

     (d) Priority on Demand Registrations. The Company shall not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the holders of a majority of the Investor Registrable Securities requested to be included in such Demand Registration. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities which can be sold therein in an orderly manner in such offering within a price range acceptable to the holders of a majority of Investor Registrable Securities requested to be included in such offering, the Company shall include in such registration prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested to be included which in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, pro rata among the respective holders thereof on the basis of the amount of Registrable Securities requested to be included therein by each such holder. Any Persons other than holders of Registrable Securities who participate in Demand Registrations which are not at the Company's expense must pay their share of the Registration Expenses as provided in Section 5 hereof.

     (e) Restrictions on Long-Form Registrations. The Company shall not be obligated to effect any Long-Form Registration within 180 days after the effective date of a previous Long-Form Registration. The Company may postpone for up to 90 days the filing or the effectiveness of a registration statement for a Demand Registration if the Company and the


                               Page 24 of 56 Pages
holders of a majority of the Investor Registrable Securities agree that such Demand Registration would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any of its Subsidiaries to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer, reorganization or similar transaction; provided that in such event, the holders of Registrable Securities initially requesting such Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn and the Company shall pay all Registration Expenses in connection with such registration. The Company may delay a Demand Registration hereunder only once in any twelve-month period.

          (f) Selection of Underwriters. The holders of a majority of the Investor Registrable Securities requested to be included in any Demand Registration shall, with the consent of the Company which consent shall not be unreasonably withheld, have the right to select the investment banker(s) and manager(s) to administer the offering.

          (g) Other Registration Rights. The Company represents and warrants that it is not a party to, or otherwise subject to, any other agreement granting registration rights to any other Person with respect to any securities of the Company. Except as provided in this Agreement, the Company shall not grant to any Persons the right to request the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of a majority of the Investor Registrable Securities.

          Section 2. Piggyback Registrations.

          (a) Right to Piggyback. Whenever the Company proposes to register any of its securities (including any proposed registration of the Company's securities by any third party) under the Securities Act (other than pursuant to a Demand Registration or any effected pursuant to Form S-4, S-8 or any successor forms and other than a registration relating solely to the sale of securities to participants in a Company plan, a registration relating to a reorganization of the Company or other transaction under Rule 145 of the Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, or a registration in which the only securities being registered are Common Stock issuable upon conversion of debt securities that are also being registered) and the registration form to be used may be used for the registration of any Registrable Securities (a "Piggyback Registration"), whether or not for sale for its own account, the Company shall give prompt written notice to all holders of Registrable Securities of its intention to effect such a registration and, subject to the terms of Section 2(c) and 2(d) hereof, shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 30 days after the receipt of the Company's notice.

          (b) Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by the Company in all Piggyback Registrations.

          (c) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters


                              Page 25 of 56 Pages
advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of shares requested to be included therein by each such holders, and (iii) third, (if permitted by the holders of the majority of the Investor Registrable Securities) any other securities requested to be included in such registration, pro rata among the holders of such other securities on the basis of the number of shares requested to be included therein by each such holders. Any Persons other than holders of Registrable Securities who participate in Piggyback Registrations which are not at the Company's expense, if any, must pay their share of the Registration Expenses as provided in Section 5 hereof.

          (d) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities (it being understood that secondary registration on behalf of holders of Registrable Securities are addressed in Section 1 above rather than in this
Section 2(d) and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (i) first, the Registrable Securities requested to be included in such registration and the securities requested to be included therein by the holders requesting such registration, pro rata among all holders on the basis of the number of shares of such securities requested to be included therein by each such holder, and (ii) second, all other securities requested to be included in such registration, pro rata among all holders thereof on the basis of the number of shares of such securities requested to be included therein by each such holder.

          (e) Selection of Underwriters. If any Piggyback Registration is an underwritten offering, the Company will have the right to select the investment banker(s) and manager(s) for the offering; provided that such selections must be approved by the holders of a majority of the Investor Registrable Securities included in such Piggyback Registration.

          (f) Other Registrations. If the Company has previously filed a registration statement with respect to Registrable Securities pursuant to
Section 1 hereof or pursuant to this Section 2, and if such previous registration has not been withdrawn or abandoned, the Company shall not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least 90 days has elapsed from the date such previous registration became effective.

          Section 3. Holdback Agreements.

          (a) Notwithstanding anything contained herein to the contrary, each holder of Registrable Securities shall not effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities, options or rights convertible into or exchangeable or exercisable for such securities, enter into a transaction which would have


                              Page 26 of 56 Pages
the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such securities, whether any such aforementioned transaction is to be settled by deliver of such securities or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, in each case during the period before and after the effective time of any (x) underwritten Demand Registration (except as part of such underwritten registration) or (y) any underwritten Piggyback Registration in which Registrable Securities are included (except as part of such underwritten registration or pursuant to registrations on Form S-4 or Form S-8 or any successor form) that is agreed to by the underwriter managing the registered public offering and the holders of a majority of the Investor Registrable Securities included in such registration with respect to such holder (a "Lock-Up Period").

     (b) The Company (i) agrees not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during a Lock-Up Period and (ii) shall use reasonable efforts to cause each holder of more than 1% of its equity securities, or any securities, options or rights convertible into or exchangeable or exercisable for more than 1% of its equity securities, purchased or otherwise acquired from the Company at any time after the date of this Agreement (other than in a registered public offering) to agree not to effect any public sale or distribution (including sales pursuant to Rule
144) of any such securities during such Lock-Up Period (except as part of such underwritten registration, if otherwise permitted).

     Section 4. Registration Procedures. Whenever any holder of Registrable Securities has requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

     (a) prepare and file with the Securities and Exchange Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective as soon as practicable (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel.

     (b) notify in writing each holder of Registrable Securities of the effectiveness of each registration statement filed hereunder and prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 180 days (or such greater period of time required by Section 1(c), and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

                              Page 27 of 56 Pages

     (c) furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

     (d) cause the chief executive officer and senior management of the Company to participate in any "road show" presentations to investors in connection with such registration for such period of time as is reasonably requested by the underwriters of the holders of a majority of the Investor Registrable Securities;

     (e) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller (including any underwriter) reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

     (f) promptly notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare and furnish to such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading, provided that the Company shall have the right to postpone the preparation and filing of such supplement or amendment for a period not to exceed thirty (30) days if the Company and the holders of a majority of the Investor Registrable Securities agree that such supplement or amendment would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any of its Subsidiaries to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer, reorganization or similar transaction;

     (g) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on the NASD automated quotation system and, if listed on the NASD automated quotation system, use its best efforts to secure designation of all such Registrable Securities covered by such registration statement as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 of the Securities and Exchange Commission or, failing that, to secure NASDAQ authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD;

                              Page 28 of 56 Pages

          (h) provide a transfer agent and registrar and a CUSIP number for all such Registrable Securities not later than the effective date of such registration statement;

          (i) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Investor Registrable Securities requested to be included in such offering or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities requested to be included in such offering (including effecting a stock split, a combination of shares, recapitalization, or reorganization);

          (j) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of the Company, and cause the Company's officers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement and assist and, at the request of any participating underwriter, cause such officers or directors to participate in presentations to prospective purchasers;

          (k) otherwise use its best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

          (l) permit any holder of Registrable Securities which holder, in its reasonable judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel and the Company and its counsel should be included;

          (m) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any equity securities included in such registration statement for sale in any jurisdiction, the Company shall use its best efforts promptly to obtain the withdrawal of such order;

          (n) use its best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

          (o) obtain one or more comfort letters from the Company's independent public accountants in customary form addressed to the holders of Investor Registrable Securities (if participating in such registration) and covering such matters of the type customarily covered by

                             Page 29 of 56 Pages
comfort letters as the holders of a majority of the Registrable Securities being sold reasonably request (provided that such Registrable Securities constitute at least 10% of the securities covered by such registration statement);

          (p) provide a legal opinion of the Company's outside counsel, dated the effective date of such registration statement (or, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement addressed to the holders of the Investor Registrable Securities (if participating in such registration)), with respect to the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature; and

          (q) use best efforts to cause certificates for the Registrable Securities covered by such registration statement to be delivered by the holders thereof to the underwriters in such denominations and registered in such names as the underwriters may request.

          The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

          Upon receipt of any notice from the Company of the existence of any event of the kind described in Section 4(f) or 4(m) above, each seller of Registrable Securities shall immediately discontinue disposition of Registrable Securities pursuant to the registration statement until the registration has been supplemented or amended in accordance with Section 4(f) or until withdrawal of the stop order referred to in Section 4(m).

          Section 5.  Registration Expenses.

          (a) All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, travel expenses, filing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company or the holders of a majority of the Investor Registrable Securities or their affiliates (all such expenses being herein called "Registration Expenses"), shall be borne by the Company and the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the NASD automated quotation system (or any successor or similar system).

          (b) In connection with each Demand Registration and each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities included in such

                             Page 30 of 56 Pages
registration for their fees, costs and expenses incurred in connection with such registration, including, without limitation, the fees, costs and expenses of any counsel and other Persons retained by them.

          (c) To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder that is otherwise not reimbursed pursuant to this Agreement shall pay those Registration Expenses allocable to the registration of such holder's securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

          Section 6. Indemnification.

          (a) The Company agrees to indemnify and hold harmless, to the full extent permitted by law, each holder of Registrable Securities, such holder's officers, directors, agents, partners, members, stockholders and employees and each Person who controls such holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by or arising out of (i) any untrue or alleged untrue statement of material fact contained in (A) any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or (B) in any application or other document or communication (in this Section 6 collectively called an "application") executed by or on behalf of the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify any securities covered by such registration statement under the "blue sky" or securities laws thereof, or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

          (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests (and is customarily provided by selling security holders and relates to holders of Registrable Securities) for use in connection with any such registration statement or prospectus and, to the full extent permitted by law, shall indemnify and hold harmless the other holders of Registrable Securities and the Company, and their respective directors, officers, agents and employees, and each other Person who controls the Company and such other holders (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses caused by or arising out of (i) any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any application or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that

                             Page 31 of 56 Pages
such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify shall be individual, not joint and several, for each holder and such obligations, together with any contribution required under Section 6(f), shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

          (c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest betweens such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense at its own expense of such claim with counsel reasonably satisfactory to the indemnified party and the indemnified party shall have the right to employ separate counsel and participate in the defense of the claim at its own expense. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

          (d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Company's indemnification is unavailable for any reason.

          (e) No indemnifying party shall, without the written consent of each indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise, or judgment (A) includes an unconditional release of the indemnified party from all liability arising out of such action or claim without any payment or consideration provided or obligation incurred by any indemnified party and (B) does not include a statement as to or an admission of fault, culpability, or a failure to act, by or on behalf of any indemnified party.

          (f) If the indemnification provided for in this Section 6 is unavailable to or is insufficient to hold harmless an indemnified party under the provisions above in respect to any losses, claims, damages, or liabilities referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, or liabilities (i) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the sellers of Registrable Securities and any other sellers

                               Page 32 of 56 Pages
participating in the registration statement on the other hand or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative fault referred to in clause (i) above, but also the relative benefit of the Company on the one hand and of the sellers of Registrable Securities and any other sellers participating in the registration statement on the other in connection with the registration statement or omissions which resulted in such losses, claims, damages, or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the sellers of Registrable Securities and any other sellers participating in the registration statement on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) to the Company bear to the total net proceeds from the offering (before deducting expenses) to the sellers of Registrable Securities and any other sellers participating in the registration statement. The relative fault of the Company on the one hand and of the sellers of Registrable Securities and any other sellers participating in the registration statement on the other hand shall be determined by reference to, among other things, whether the untrue or alleged omission to state a material fact relates to information supplied by the Company or by the sellers of Registrable Securities or other sellers participating in the registration statement and the parties relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

          The Company and the sellers of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation (even if the sellers of Registrable Securities were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, and liabilities referred to in the immediately preceding subsection shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this
Section 6, no seller of Registrable Securities shall be required to contribute pursuant to this Section 6(f), together with amounts paid under Section 6(b), any amounts in excess of the net proceeds received by such seller from the sale of Registrable Securities covered by the registration statement filed pursuant hereto. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          (g) The indemnification and contribution by any such party provided for under this Agreement shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and will remain in full force and effect regardless of any investigation made or omitted by or on behalf of the indemnified party or any officer, director, or controlling Person of such indemnified party and will survive the transfer of securities.

          (h) The indemnification and contribution required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage, or liability is incurred.

                              Page 33 of 56 Pages

          Section 7. Participation in Underwritten Registration. No Person may directly or indirectly participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or "green shoe" option requested by the managing underwriter(s), provided that no holder of Registrable Securities will be required to sell more than the number of Registrable Securities that such holder has requested the Company to include in any registration), and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements, provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company of the underwriters (other than representations and warranties regarding such holder and such holder's intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except (x) to the extent the holder or holders of a majority of Investor Registrable Securities included in such registration are doing so or
(y) as otherwise provided in Section 6 hereof.

          Section 8.  Definitions.

          (a) Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:

          "Common Stock" means the Common Stock of the Company, $0.0001 par value.

          "Investor Registrable Securities" means (i) any shares of Common Stock issued upon the conversion of Preferred Stock originally held by the Investor,
(ii) any Common Stock held by the Investor or any of its Affiliates or transferees, and (iii) any securities issued or issuable directly or indirectly with respect to the securities referred to in clauses (i) and (ii) above by way of dividend or split or in connection with a combination of securities, recapitalization, merger, consolidation, or other reorganization.

          "Long-Form Registration" means a registration to sell Registrable Securities filed pursuant to the Securities Act on Form S-1 or any similar long-form registration made in accordance with Section 1(a).

          "Other Registrable Securities" means (i) any securities of the Company held by a Person who is a party to this Agreement that do not constitute Investor Registrable Securities and (ii) any securities of the Company issued or issuable directly or indirectly with respect to the securities referred to in clause (i) above by way of dividend, or split or in connection with a combination of securities, recapitalization, merger, consolidation or other reorganization, including a recapitalization or exchange.

          "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

                              Page 34 of 56 Pages

          "Preferred Stock" means the Company's Series E Convertible Preferred Stock, par value $0.0001 per share.

          "Registrable Securities" means the Investor Registrable Securities and Other Registrable Securities. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been distributed to the public pursuant to an offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force); or repurchased by the Company or any Subsidiary thereof or purchased or otherwise acquired by any employee of the Company; provided that if any Investor Registrable Securities are purchased or otherwise acquired by any employee of the Company, then such Investor Registrable Securities shall be deemed to be Other Registrable Securities. As to any particular Registrable Securities, such securities shall cease to be Investor Registrable Securities or Other Registrable Securities when they have been distributed without consideration by a holder that is a limited liability company to its members or investment advisor, or by a holder that is a limited partnership to its limited partners, and in connection with such distribution, such holder has notified the Company and holders of Investor Registrable Securities in writing of its election to terminate the status of such securities as Registrable Securities and the holders of a majority of the Investor Registrable Securities approved such termination of status. For purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

          "Securities Act" means the Securities Act of 1933, as amended, or any similar federal law then in force.

          "Short-Form Registration" means a registration to sell Registrable Securities filed pursuant to the Securities Act on Form S-2, S-3 or any similar available short-form registration made in accordance with Section 1(a).

          Section 9.  Miscellaneous.

          (a) No Inconsistent Agreements. The Company has not entered into and shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

          (b) Adjustments Affecting Registrable Securities. The Company shall not knowingly take any action, or permit any change to occur, with respect to its securities which would adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or which would adversely affect the marketability of such Registrable Securities in any such registration (including, without limitation, effecting a stock split or a combination of shares).

          (c) Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically to recover damages caused by

                              Page 35 of 56 Pages
reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that, in addition to any other rights and remedies existing in its favor, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

          (d) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and holders of a majority of the Investor Registrable Securities.

          (e) Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities.

          (f) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

          (g) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

          (h) Descriptive Headings; Interpretation; No Strict Construction. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns, pronouns, and verbs shall include the plural and vice versa. Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words "include" or "including" in this Agreement shall be by way of example rather than by limitation. The use of the words "or," "either" or "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The parties agree that prior drafts of this Agreement shall be deemed not to provide any evidence as to the meaning of any provision hereof or the intent of the parties hereto with respect hereto.

                              Page 36 of 56 Pages

     (i) Governing Law. All issues and questions concerning the construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     (j) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to each holder of Registrable Securities at the address indicated on the Schedule of Holders and to the Company at the address indicated below:

                    Swissray International Holdings, Inc.
                    c/o The Audax Group
                    101 Huntington Avenue
                    Boston, MA  02199
                    Attention:  Sara Lipscomb

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

     (k) WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF.

     (l) Transfer. Except as otherwise agreed by the holder or holders of a majority of Investor Registrable Securities, prior to transferring any Securities (other than a transfer pursuant to which such Securities cease to be Registrable Securities) to any Person, the Person transferring such Securities will cause the prospective transferee to execute and deliver to the Company (for itself and as the agent of the other members), a counterpart to this Agreement pursuant to which the prospective transferee agrees to be bound by this Agreement to the same extent as the Person transferring such Securities with respect to the Securities so transferred.

     (m) Entire Agreement. Except as otherwise expressly set forth herein, this agreement and the other agreements referred to herein embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

     (n) Delivery by Facsimile. This Agreement and any amendments hereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner





                              Page 37 of 56 Pages
and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto shall reexecute original forms thereof and deliver them to all other parties. No party hereto shall raise the use of a facsimile machine to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

                                  *  *  *  *  *




                              Page 38 of 56 Pages

     IN WITNESS WHEREOF, the parties have executed this Registration Agreement as of the date first written above.

THE COMPANY:                            SWISSRAY INTERNATIONAL, INC.

                                        By:  Illegible
                                             -------------------
                                        Its: Illegible
                                             -------------------

INVESTORS:                              SWR INVESTMENTS LLC

                                        By:  /s/  Paul M. Spinale
                                             -----------------------
                                        Its:      President
                                             -----------------------


                              Page 39 of 56 Pages

                    INVESTOR REGISTRABLE SECURITIES SCHEDULE
                    ----------------------------------------

SWR INVESTMENTS LLC






                              Page 40 of 56 Pages

                      OTHER REGISTRABLE SECURITIES SCHEDULE
                      -------------------------------------






                              Page 41 of 56 Pages

                                   EXHIBIT F

                                FOUNDER AGREEMENT
                                -----------------

          THIS FOUNDER AGREEMENT (the "Agreement") is made as of November 20, 2002, by and between Swissray International Inc., a Delaware corporation (the "Company"), SWR Investments LLC, a Delaware limited liability company (the "Purchaser") and each of the Persons listed on Exhibit A attached hereto (each, a "Founder" and collectively the "Founders"). All capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Securities Purchase Agreement (as defined below).

          WHEREAS, the Founders hold the shares of the Common Stock of the Company, par value $0.0001 per share set forth opposite such Founder's name on Exhibit A hereto (the "Common Stock");

          WHEREAS, the Company, the Subsidiaries, the Purchaser and each of the Persons listed on Exhibit A attached thereto are parties to that certain Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of November 15, 2002;

          WHEREAS, the execution of this Agreement by the Founders is a condition to the Securities Purchase Agreement and the closing of the transactions contemplated thereby; and

          WHEREAS, the Founders and the Company each believe that it is in their respective best interests to enter into this Agreement and consummate the transactions contemplated hereby.

          NOW, THEREFORE, in consideration of the mutual promises and covenants hereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereby agree as follows:

     1. Representations and Warranties. In connection with the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which he is a party (collectively the "Documents") each Founder represents and warrants to the Company and the Purchaser that:

     (a) such Founder is sophisticated in business and financial matters;

     (b) such Founder specifically acknowledges and warrants that his has conducted his own independent evaluation, received legal advice and made his own analysis as he has deemed necessary, prudent or advisable in order to make his determination and decision to enter into this Agreement and the other Documents, to make the covenants, representations, warranties and promises provided for herein and therein and to consummate the transactions contemplated by this Agreement and the Securities Purchase Agreement. Such Founder's determination to enter into this Agreement and the other Documents and to consummate the transactions contemplated by this Agreement and the Securities Purchase Agreement, has been, and in each case will be, made by such Founder relying entirely upon his own independent evaluation, judgment and analysis and that of his legal counsel and/or the legal counsel to the Company and other advisors, regarding the proper, complete and agreed upon consideration for and language for this

                              Page 42 of 56 Pages

Agreement and the other Documents and the Securities Purchase Agreement, without reliance upon any oral or written representations and warranties of any kind or nature by any other Person, other than the Company (including, without limitation, the Purchaser and its and their respective officers, directors, members, agents partners, employees, equityholders, legal or other advisors and its and their Affiliates) and independent of any statements or opinions as to the advisability of such exchange or investments or as to the properties, business, prospects or condition (financial or otherwise) of the Company or any of its subsidiaries, which may have been made or given by any such other Person, and such is not being given or relying upon any legal, accounting or tax advice by the Purchaser or its officers, directors, members, agents partners, employees, equityholders legal or other advisors or its Affiliates;

     (c) such Founder has freely and independently bargained for this Agreement and such other Documents at arms-length and such Founder is receiving reasonably equivalent value and fair consideration;

     (d) such Founder is not relying upon confidential relationships between himself and any other Person;

     (e) no statements, representations, promises, warranties, threats or inducements of any kind have been made outside this Agreement and the other Documents that have influenced or induced such Founder to execute this Agreement and such other Documents to which he is a party;

     (f) such Founder has reviewed, is familiar with and fully understands the terms and conditions contained in and the transactions contemplated by this Agreement, the other Documents and the Securities Purchase Agreement;

     (g) each of this Agreement and the other Documents constitutes the legal, valid and binding obligation of such Founder, enforceable in accordance with its terms, and the execution, delivery and performance of this Agreement and the other Documents by such Founder does not and will not conflict with, violate or cause a breach of any agreement, contract or instrument to which such Founder is a party or any judgment, order or decree to which such Founder is subject; and

     (h) After giving effect to the consummation of this Agreement and consummation of the transactions contemplated by the Securities Purchase Agreement, each Founder shall not (a) have any right, title or interest in any debt or equity securities of the Company or securities convertible into or exchangeable for, directly or indirectly, equity securities of the Company, other than the shares of Common Stock and options to purchase Common Stock listed across from such Founder's name on Exhibit A attached hereto; and/or (b) be a party to or bound by any agreement, document, instrument or arrangement with the Company or any Affiliate thereof, except as set forth on Exhibit B attached hereto.

     2. Release. Each Founder, on his own behalf and on behalf of his representatives, agents, successors, assigns and Affiliates and each of them (collectively, the "Releasing Parties"), does hereby consent to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by the Securities Purchase


                              Page 43 of 56 Pages

Agreement and does hereby release absolutely and forever compromise, settle and discharge each of the Company and the Purchaser, and each of its respective Affiliates, subsidiaries, representatives, agents, successors, assigns, officers, directors, shareholders, members, managers, principals, partners, employees, attorneys and principals, past and present and their respective heirs, successors and assigns (collectively, the "Released Parties"), from any and all rights, claims (including, without limitation, claims for diminution in value, compensatory damages, liquidated damages, punitive or exemplary damages or any special, indirect or consequential damages or other damages), charges, controversies, cross-claims, counter-claims, demands, covenants, judgments, debts, accounts, reckoning, obligations, actions and causes of action, fees, costs, including, without limitation, claims for costs and attorneys' fees and other liabilities of every kind and nature whatsoever in law or equity, whether in administrative proceedings or in arbitration and whether known or unknown, suspected or unsuspected, material or immaterial, absolute or contingent, direct or indirect or nominally or beneficially possessed or claimed against the Released Parties (collectively, "Actions") which the Releasing Parties have, or ever had, owned or held, or hereafter can, shall or may have against any of the Released Parties arising out of, relating to, in connection with, caused by, or by virtue of, any events, facts or circumstances through the date hereof, whether pursuant to the Terminated Options, as a holder of debt or equity of the Company, in connection with the transactions contemplated hereby or by the other Documents, in connection with any prior transactions or otherwise. Each Founder, on his own behalf and on behalf of each Releasing Party, expressly waives all rights afforded by any statute which limits the effect of a release with respect to unknown claims and acknowledges that he understands the significance of this release of unknown claims and waiver of statutory protection against a release of unknown claims. Each Founder understands and acknowledges (for himself and all the Releasing Parties) that he may discover facts different from, or in addition to, those which he knows or believes to be true with respect to the claims released herein, and agrees that this release shall be and remain effective in all respects notwithstanding any subsequent discovery of different and/or additional facts. Should any Releasing Parties discover that any fact relied upon in entering into this release was untrue, or that any fact was concealed, or that an understanding of the facts or law was incorrect, no Releasing Parties shall be entitled to any relief as a result thereof, and each Founder surrenders (for himself and all the Releasing Parties) any rights he might have to rescind this release on any ground. This release is intended to be and is final and binding regardless of any claim of misrepresentation, promise made with the intention of performing, concealment of fact, mistake of law or fact, or any other circumstances whatsoever. Each Founder hereby warrants and represents that there has been no assignment, conveyance, encumbrance, hypothecation, pledge or other transfer of any interest or any matter covered by this release. If, for any reason, any court of competent jurisdiction shall hold by final non-appealable order that any Action purported to be released hereby is not so released, then this release shall nonetheless be and remain effective with respect to each and every other Action released hereby. Each Founder, on his own behalf and on behalf of each Releasing Party, acknowledges and agrees that this waiver is an essential and material term of this Agreement.

     3. Restrictions on Transfer. No Founder shall sell, transfer, assign, pledge, charge, encumber or otherwise dispose of (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) (a "Transfer") any Founder Shares, now or hereinafter owned by Founder, without the prior written consent of the Company's board of directors (the "Board") in its sole discretion. Without in any way limiting the foregoing, each


                              Page 44 of 56 Pages

Founder agrees not to effect any public sale or distribution (including sales pursuant to Rule 144) of any Stockholder Shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Stockholder Shares, whether any such aforementioned transaction is to be settled by delivery of such securities or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, in each case, during the period before and after the effective time of any underwritten registration (except as part of such underwritten registration). Each Founder hereby agrees to execute any letters, agreements or other documents requested by the Company or its underwriter with respect to such prohibitions on Transfers.

     4. Approved Sale.

     (a) Each Founder hereby agrees that if at any time the Board approves a Sale of the Company (an "Approved Sale"), each Founder will vote for, consent to, and raise no objections against such Approved Sale. If the Approved Sale is structured (x) as a merger or consolidation, each such holder will waive any dissenters rights, appraisal rights or similar rights in conjunction with such merger or consolidation or (y) as a sale of equity, each such Founder will agree to sell up to all of such Stockholder's Shares on the terms and conditions approved by the Company, and (z) as a sale of assets, each such Founder will vote in favor of any subsequent liquidation or other distribution of the proceeds therefrom as approved by the Board. The Company and each Founder will take all necessary or desirable actions in connection with the consummation of the Approved Sale as requested by the Board, including the execution of all agreements, documents and instruments in connection therewith in the form presented by the Company.

     (b) Upon the consummation of the Approved Sale, each Founder participating in such Approved Sale will receive the same portion of the aggregate consideration available to be distributed to the stockholders of the Company (in their capacity as such) that such Founders participating in such sale (in their capacity as stockholders of the Company) would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in the Company's Certificate of Incorporation as in effect immediately before such Approved Sale (a "Liquidation") (and, in the event of a sale of stock, assuming that the only securities of the Company outstanding were those Stockholder Shares and other shares of capital stock involved in such sale), and assuming that the holders of convertible securities had converted their shares if by converting such holders would have received more proceeds upon a Liquidation.

     (c) Each Founder will be obligated to join on a pro rata basis (applied such that after giving effect thereto, the aggregate consideration paid to each Founder would comply with the provisions of Section 4(b)) in any purchase price adjustments, indemnification or other obligations that the sellers of Stockholder Shares are required to provide in connection with the Approved Sale (other than any such obligations that relate solely to a particular Founder, such as indemnification with respect to representations and warranties given by a Founder regarding such Founder's title to and ownership of Stockholder Shares, in respect of which only such Founder will be liable); provided that no holder will be obligated in connection with such


                              Page 45 of 56 Pages
indemnification or other obligations with respect to an amount in excess of the consideration received by such holder in connection with such transfer.

     (d) If the Company enters into a negotiation or transaction for which Rule 506 (or any similar rule then in effect) promulgated by the Securities and Exchange Commission may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), the Founder will, at the request of the Board, appoint a stockholder representative (as such term is defined in Rule 501) reasonably acceptable to the Board. If any Founder appoints a stockholder representative designated by the Board, the Company will pay the fees of such stockholder representative, but if any holder of Founder declines to appoint the stockholder representative designated by the Board such holder will appoint another stockholder representative, and such holder will be responsible for the fees of the stockholder representative so appointed.

     (e) Each Founder will bear their pro rata share (applied such that after giving effect thereto, the aggregate consideration paid to each Founder would comply with the provisions of Section 4(b)) of the costs of any sale of such Stockholder Shares pursuant to an Approved Sale to the extent such costs are incurred for the benefit of all holders of Stockholder Shares participating in such Approved Sale and are not otherwise paid by the Company or the acquiring party. Costs incurred by Founders on their own behalf will not be considered costs of the transaction hereunder; it being understood that the fees and disbursements of one counsel chosen by the Purchaser will be deemed for the benefit of all holders of Stockholder Shares participating in such Approved Sale.

     (f) If any Founder fails to deliver any certificates representing his Stockholder Shares as required by this Section 4, such Founder (i) will not be entitled to the consideration that such Founder would otherwise receive in the Approved Sale until such Founder cures such failure by providing the Company with reasonably satisfactory evidence (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing his Stockholder Shares, and indemnify in respect thereto which is reasonably satisfactory to the Company (provided that, after curing such failure, such holder will be so entitled to such consideration without interest), (ii) will be deemed, for all purposes, no longer to be a Founder of the Company and will have no voting rights, (iii) will not be entitled to any dividends or other distributions declared after the Approved Sale with respect to the Stockholder Shares held by such Founder, (iv) will have no other rights or privileges granted to Founders under this or any future agreement, and (v) in the event of liquidation of the Company, such Founder's rights with respect to any consideration that such holder would have received if such holder had complied with this Section 4, if any, will be subordinate to the rights of any equity holder.

     (g) In order to secure each Founder's obligation to vote his Stockholder Shares and other voting securities of the Company in accordance with, and to take the other actions required by, the provisions of this Section 4 and of
Section 6, each Founder hereby appoints the Purchaser as his true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of his Stockholder Shares and other voting securities of the Company for the matters expressly provided for in this Section 4. The Purchaser may exercise the irrevocable proxy granted to it hereunder at any time any Founder fails to comply with the provisions of this Section 4. The


                             Page 46 of 56 Pages
proxies and powers granted by each Founder pursuant to this Section 4(g) are coupled with an interest and are given to secure the performance of such Founder's obligations under this Section 4. Such proxies and powers shall be irrevocable and shall survive the death, incompetency, disability or bankruptcy of such Founder and the subsequent holders of his Stockholder Shares.

     5.  Founder Participation Rights.

     (a) At least 15 days before a Transfer (other than pursuant to Section 4, a Public Sale or a Permitted Transfer) by the Purchaser of any shares of Common Stock, the Purchaser will deliver a written notice (the "Type 1 Sale Notice") to the Company and each of the Founders, specifying the number of shares of Common Stock to be transferred by the Purchaser and the price and other material terms and conditions of the proposed Transfer, if known (or attaching the agreement containing such terms and conditions). In addition, if the Purchaser has not converted any of its outstanding shares of convertible preferred stock and the Purchaser enters into an agreement to Transfer all of its outstanding equity interest in the Company, the Purchaser shall also deliver a written notice (the "Type 2 Sale Notice"; each of the Type 1 Sale Notice and Type 2 Sale Notice, a "Sale Notice") to the Company and each of the Founders, specifying in the material terms and conditions of the proposed Transfer, including, without limitation, the price which shall be allocated to Common Stock (or attaching the agreement containing such terms and conditions). The Purchaser will not consummate such proposed Transfer until at least 10 days after the delivery of a Sale Notice, unless the parties to the Transfer have been finally determined pursuant to this Section 5 prior to the expiration of the 15-day period. In the event that any Founder holds any shares of Common Stock, such Founder may elect to participate in the contemplated Transfer by delivering written notice to the Purchaser within 10 days after delivery of a Sale Notice. If any such Founder has elected to participate in such Transfer (each a "Participating Founder"), then the Purchaser and each Participating Founder will be entitled to transfer in the contemplated Transfer, at the same price and on the same terms specified in the Sale Notice with respect to shares of Common Stock, a number of shares of Common Stock, equal to the number of shares of Common Stock to be transferred in the contemplated Transfer (or allocated in the contemplated Transfer if a Type 2 Sale Notice) multiplied by a fraction, the numerator of which is (A) the number of shares of Common Stock held by such Participating Founder at such time, and the denominator of which is (B) the aggregate number of shares of Common Stock on an as-if converted or exchanged and fully diluted basis.

     (b) The Purchaser shall use its reasonable efforts to obtain the agreement of the prospective transferee(s) to the participation of the Participating Founders in any contemplated Transfer, and the Purchaser shall not Transfer any shares of Common Stock to the prospective transferee(s) unless (A) the prospective transferee(s) agrees to allow the participation of the Participating Founders at the same price and on the same terms as specified in the Sale Notice, or (B) the Purchaser agrees to purchase the number of shares of Common Stock that any Participating Founder would have been entitled to transfer pursuant to this Section 5 at the same price and on the same terms as specified in the Sale Notice. In furtherance of the foregoing, each Participating Founder will take all necessary or desirable actions reasonably requested by the Purchaser in connection with the consummation of such Transfer, including executing all agreements, documents, and instruments in connection therewith in the form presented by the Purchaser. If, in response to the Sale Notice, there are no Participating Founders, then the Purchaser will be entitled to Transfer to the prospective transferee(s) specified in the Sale Notice


                             Page 47 of 56 Pages
the number of shares of Common Stock specified in the Sale Notice on the terms and conditions specified therein.

     (c) Each Founder Transferring securities pursuant to this Section 5 will pay its pro rata share (based on the number of shares of Common Stock to be transferred by such Founder) of the expenses incurred by the Founders in connection with such Transfer and will be obligated to participate severally on a pro rata basis (based on the number of shares of Common Stock to be sold) in any indemnification or other obligations that the Purchaser agrees to provide in connection with such Transfer (other than any such obligations that relate solely to a particular Founder, such as indemnification with respect to representations and warranties given by a Founder regarding such Founder's title to and ownership of shares of Common Stock, in respect of which only such Founder will be liable).

     (d) Notwithstanding anything to the contrary in any other provision of this Agreement, the restrictions contained in this Section 5 shall not apply to any
(i) Transfer of shares of Common Stock by the Purchaser to or among any of its Affiliates or (ii) Transfer of less than 50% of the Common Stock held by the Purchaser at such time (each a "Permitted Transfer").

     6. Voting. Each Founder hereby agrees to vote all of his Stockholder Shares and any other voting securities of the Company over which such Founder has voting control to amend the Company's Certificate of Incorporation so as to authorize (i) additional classes of capital stock and (ii) additional shares of common stock so that there is sufficient common stock duly and validly authorized and reserved for issuance upon conversion or redemption of the Series E Preferred Stock and any other securities which are convertible or exercisable, directly or indirectly, into common stock.

     7. Indemnification. Each Founder, jointly and severally, shall indemnify the Company, the Purchaser and each of its and their respective officers, directors, stockholders, employees, agents, representatives, Affiliates, successors, and assigns (collectively, the "Indemnified Parties") and hold each of them harmless, on an as-incurred basis, from and against and pay on behalf of or reimburse such Indemnified Parties in respect of any Loss which any such Indemnified Party may suffer, sustain, or become subject to, as a result of or relating to or arising out of any breach of any representation, warranty, covenant or agreement made by such Founder contained in this Agreement. Effective as of the Closing, each Founder hereby irrevocably covenants not to sue and otherwise refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting or causing to be commenced, any proceeding of any kind (whether based on contract, rights under the certificate of incorporation or otherwise) against any Released Parties, based on any matter purported to be released pursuant to Section 2 hereof. Notwithstanding anything to the contrary herein, this Agreement shall not prejudice any rights to indemnification Founders may have to the extent actually covered by the Company's directors and officers insurance. If, for any reason, a court of competent jurisdiction holds that this Section 7 is unenforceable, each Founder shall indemnify the Indemnified Parties to the maximum extent permitted by law. The provisions of this Section 7 shall be in addition to, rather than in lieu of, and shall not affect any rights or remedies the Indemnified Parties may have pursuant to law, contract or otherwise.


                             Page 48 of 56 Pages

     8. Termination of Options. Without limiting anything contained in this Agreement, each Founder hereby agrees and consents to the termination of such Founder's outstanding options issued pursuant to the Company's Management Stock Option Plan which consist of the number of shares set forth opposite such Founder's name on Exhibit A hereto (collectively, the "Terminated Options") without any Liability to the Indemnified Parties and shall promptly deliver the agreements evidencing the Terminated Options marked "cancelled".

     9. Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested), sent by facsimile (answerback confirmed) or sent by reputable overnight courier service, if to the Founders, at the respective addresses set forth on Exhibit A hereto, or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given when so delivered or sent or, if mailed, five days after deposit in the U.S. mail. Any notice to the Company shall be delivered to the Company at the following address:

Swissray International, Inc.
c/o SWR Investments LLC
101 Huntington Avenue
Boston, MA 02199
Attention:  Sara Lipscomb
Facsimile:  (617) 859-1600

with a copy to (which shall not constitute notice hereunder):

Kirkland & Ellis
200 East Randolph Drive
Chicago, IL 60601
Attention:  Jeffrey Seifman
Facsimile:  (312) 861-2200

     10. General Provisions.

     (a) Certain Definitions.

          "Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

          "Common Stock" means the Company's common stock, par value $0.0001 per share.

          "Liability" means, with respect to any Person, any liability, obligation, debt, deficiency, tax, penalty, claim, charge, investigation, complaint, cause of action or other loss, cost or expense of any kind or nature of such Person of any kind, character or description,


                              Page 49 of 56 Pages
whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise.

     "Lien" or "Liens" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale of receivables with recourse against such Person, any of its subsidiaries or any Affiliate, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to such Person under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (other than any subordination arising in the ordinary course of business).

     "Loss" means, with respect to any Person, any damage, liability, diminution in value, demand, claim, action, cause of action, cost, damage, deficiency, tax, penalty, fine or other loss or expense, whether or not arising out of a third party claim, including all interest, penalties, reasonable attorneys' fees and expenses and all amounts paid or incurred in connection with any action, demand, proceeding, investigation or claim by any third party (including any governmental entity or any department, agency or political subdivision thereof) against or affecting such Person or which, if determined adversely to such Person, would give rise to, evidence the existence of, or relate to, any other Loss and the investigation, defense or settlement of any of the foregoing.

     "Participating Stockholder" shall mean any Person who has been granted participation rights by the Purchaser (including, without limitation, pursuant to that certain Exchange Agreement, dated as of the date hereof between the Company and those other Persons listed therein).

     "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof

     "Public Sale" means any sale of securities to the public pursuant to an offering registered under the Securities Act of 1933, as amended (the "Securities Act") or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 adopted under the Securities Act (or any similar provision then in force).

     "Sale of the Company" means any transaction or series of transactions pursuant to which any Person or group of related Persons (other than the Purchaser and/or its Affiliates) acquire (i) equity securities of the Company possessing the voting power under normal circumstances to elect a majority of the Company's board of directors, or (ii) all or substantially all of the Company's assets determined on a consolidated basis (in either case, whether by merger, consolidation, sale or transfer of the Company's equity securities, or sale or transfer of the Company's consolidated assets or otherwise).


                              Page 50 of 56 Pages

         "Stockholder Shares" means (i) any capital stock of the Company owned, purchased or otherwise acquired by any Founder whether on, before or after the date hereof, (ii) any warrants, options, or other rights to subscribe for or to acquire, directly or indirectly, capital stock of the Company, whether or not then exercisable or convertible, (iii) any stock, notes, or other securities which are convertible into or exchangeable for, directly or indirectly, capital stock of the Company, whether or not then convertible or exchangeable, and (iv) any capital stock of the Company issued or issuable upon the exercise, conversion, or exchange of any of the securities referred to in clauses (i) through (iii) above, and (v) any securities issued or issuable directly or indirectly with respect to the securities referred to in clauses (i) through
(iv) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, consolidation, or other reorganization.

     (b) Consent. Each Founder hereby consents to all of the transactions contemplated by the Securities Purchase Agreement, including, without limitation the authorization and issuance of the Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock and the filing of the Preferred Designation.

     (c) Acknowledgement. Each of the Company and the Founder acknowledge that the Purchaser has retained Kirkland & Ellis to act as their counsel and representative in connection with the transactions contemplated hereby and by the other Documents and that Kirkland & Ellis has not acted as counsel or representative for the Company or any Founder in connection with the transactions contemplated hereby or contemplated by the other Documents and that neither the Company nor any of the Founders has the status of a client of Kirkland & Ellis for conflict of interest or any other purposes as a result thereof.

     (d) Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by any Person.

     (e) Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

     (f) Complete Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

     (g) Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

                              Page 51 of 56 Pages

     (h) Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Founders, the Purchaser, the Company and their respective successors and assigns (including subsequent holders of Series D Preferred Stock); provided that the rights and obligations of the Founders under this Agreement shall not be assignable except in connection with a permitted Transfer pursuant to Section 3 hereof.

     (i) Choice of Law. The construction, validity, enforcement and interpretation of this agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     (j) Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF.

     (k) Remedies. Each of the parties to this Agreement, and the Purchaser, will be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party, and the Purchaser, may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or present any violations of the provisions of this Agreement.

     (l) Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of the Company, the Founders and the Purchaser.

     (m) Further Assurances. Each Founder shall execute and deliver such further instruments, documents and agreements, and take such additional action as the Company or the Purchaser may reasonably request to achieve or further the purposes of this Agreement.

     (n) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

     (o) Delivery by Facsimile. This Agreement and any amendments hereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any


                              Page 52 of 56 Pages
party hereto, each other party hereto shall reexecute original forms thereof and deliver them to all other parties. No party hereto shall raise the use of a facsimile machine to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

                                    * * * * *

                              Page 53 of 56 Pages

     IN WITNESS WHEREOF, the parties hereto have executed this Founder Agreement on the date first above written.

                                                  STOCKHOLDERS:

                                                  SWISSRAY INTERNATIONAL, INC.


                                                  By:  Illegible
                                                       ---------
                                                  Its: Illegible
                                                       ---------

                                                  PURCHASER:

                                                  SWR INVESTMENTS LLC


                                                  By:  /s/ Paul M. Spinale
                                                       -------------------
                                                  Its: President
                                                       -------------------


                                                  FOUNDERS:

                                                  /s/ Josef Laupper
                                                  -----------------
                                                  Josef Laupper

                                                  /s/ Michael Laupper
                                                  -------------------
                                                  Michael Laupper

                                                  /s/ Ruedi Laupper
                                                  -----------------
                                                  Ruedi Laupper

                                                  /s/ Thomas Laupper
                                                  ------------------
                                                  Thomas Laupper

                                                  /s/ Ueli Laupper
                                                  ----------------
                                                  Ueli Laupper


                              Page 54 of 56 Pages

                                                                       Exhibit A

                              SCHEDULE OF FOUNDERS


                             Shares of          Options to
                           Common Stock          Purchase          Terminated
  Name and Address             Owned           Common Stock          Options
--------------------       ------------        ------------        ----------
Josef Laupper                  100,000                  0             300,000
Lindenstrasse 6
CH-6005 Luzern

Michael Laupper                      0            250,000             500,000
Langweid 8
CH-6330 Cham

Ruedi Laupper                2,935,324            350,000           1,260,556
Schoneggreain 6
CH-6285 Hitzkirch

Thomas Laupper                       0            200,000             300,000
160 Riverside Blvd
Apt. 8M
New York, N.Y. 10069

Ueli Laupper                   941,000            250,000             500,000
101 Harbor Cove
Piermont, N.Y. 10968








                              Page 55 of 56 Pages

                                                                       EXHIBIT B

Founders Agreement

Amendment of contract of employment dated on or about the date hereof between Swissray Medical AG and Mr. Josef Laupper.

Amendment of contract of employment dated on or about the date hereof between Swissray Medical AG and Mr. Michael Laupper.

Amendment of contract of employment dated on or about the date hereof between Swissray Medical AG and Mr. Ruedi Laupper.

Amendment of contract of employment dated on or about the date hereof between Swissray Medical AG and Mr. Thomas Laupper.

Amendment of contract of employment dated on or about the date hereof between Swissray Medical AG and Mr. Ueli Laupper.



                              Page 56 of 56 Pages